CLARUS THERAPEUTICS HOLDINGS, INC.

555 Skokie Boulevard, Suite 340

Northbrook, IL 60062

VIA EDGAR

December 21, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Daniel Crawford

Re:    Clarus Therapeutics Holdings, Inc.

Acceleration Request for Registration Statement on Form S-1

Filed December 17, 2021

File No. 333-261743

Dear Mr. Crawford,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Clarus Therapeutics Holdings, Inc. hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 23, 2021, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Marianne Sarrazin at (415) 733-6134. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective date and time of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Marianne Sarrazin, by email to MSarrazin@goodwinlaw.com or by facsimile to (415) 651-9491.

If you have any questions regarding this request, please contact Marianne Sarrazin of Goodwin Procter LLP at (415) 733-6134.

Sincerely,

CLARUS THERAPEUTICS HOLDINGS, INC.

/s/ Robert E. Dudley
Robert E. Dudley
President and Chief Executive Officer

cc: Robert E. Dudley, Clarus Therapeutics Holdings, Inc.

Mitchell S. Bloom, Goodwin Procter LLP